Filed pursuant to Rule 433

Registration Statement No. 333-273187

February 10, 2025

Rogers Communications Inc.

7.000% Fixed-to-Fixed Rate Subordinated Notes due 2055

7.125% Fixed-to-Fixed Rate Subordinated Notes due 2055

Dated February 10, 2025

The following information supplements (or supersedes, to the extent that it is inconsistent therewith) the Preliminary Prospectus Supplement dated February 6, 2025 relating to the below described securities (the “Preliminary Prospectus Supplement”). Capitalized terms used but not defined in this pricing term sheet shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Rogers Communications Inc. (“RCI”)

Security:	7.000% Fixed-to-Fixed Rate Subordinated Notes due 2055 (the “NC5 Notes”) 7.125% Fixed-to-Fixed Rate Subordinated Notes due 2055 (the “NC10 Notes” and, together with the NC5 Notes, the “Notes”)

Expected Ratings*:	Moody’s Investors Service Inc.: Ba1 (Stable) S&P Global Ratings: BB (Stable) Fitch Ratings Ltd.: BB (Stable) DBRS: BB (Stable)

Principal Amount:	NC5 Notes: US$1,100,000,000 NC10 Notes: US$1,000,000,000

Pricing Date:	February 10, 2025

Settlement Date:	February 12, 2025 (T+2)

Maturity Date:	April 15, 2055 for each series of Notes (the “Maturity Date”)

Offering Price:	NC5 Notes: 100.000% of the principal amount NC10 Notes: 100.000% of the principal amount

Interest Rate:

The NC5 Notes will bear interest (i) from, and including, the settlement date to, but excluding, April 15, 2030, at a rate of 7.000% per annum and (ii) from, and including, April 15, 2030, to but excluding the Maturity Date the outstanding NC5 Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate (subject to reset as described below) plus 2.653%; provided, that the interest rate during any Interest Rate Reset Period for the NC5 Notes will not reset below 7.000% (which equals the initial interest rate on the NC5 Notes).

The NC10 Notes will bear interest (i) from, and including, the settlement date to, but excluding, April 15, 2035, at a rate of 7.125% per annum and (ii) from, and including, April 15, 2035, to but excluding the Maturity Date the outstanding NC10 Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate (subject to reset as described below) plus 2.620%; provided, that the interest rate during any Interest Rate Reset Period for the NC10 Notes will not reset below 7.125% (which equals the initial interest rate on the NC10 Notes).

The 5-Year Treasury Rate for computing interest on the outstanding Notes of each series from and after the applicable Initial Interest Rate Reset Date will initially be based on such rate as of the first business day prior to the applicable Initial Interest Rate Reset Date and it will be reset on the fifth anniversary of the applicable Initial Interest Rate Reset Date and, thereafter, on each subsequent date that is the fifth anniversary of the immediately preceding date on which such rate is reset, based on the 5-Year Treasury Rate as of the first business day prior to each such fifth anniversary.

“Initial Interest Rate Reset Date” means April 15, 2030, with respect to the NC5 Notes, and April 15, 2035, with respect to the NC10 Notes.

Interest Payment Dates:	Interest on each series of Notes will be payable semi-annually in arrears on April 15 and October 15 of each year (each, an “Interest Payment Date”), commencing on October 15, 2025, subject to deferral pursuant to the Deferral Right.

Deferral Right:	So long as no event of default has occurred and is continuing, RCI may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes of any series (the “Deferral Right”) on one or more occasions for up to five consecutive years.

Day Count Convention:	360-day year consisting of twelve 30-day months and, for any period shorter than six months, on the basis of the actual number of days elapsed per 30-day month.

Optional Redemption:	RCI may, at its option, redeem the Notes of any series, in whole at any time or in part from time to time, (i) on any day in the period commencing on and including the date that is 60 days prior to the applicable Initial Interest Rate Reset Date and ending on and including the applicable Initial Interest Rate Reset Date and (ii) after the applicable Initial Interest Rate Reset Date, on any Interest Payment Date, in each case, at a redemption price equal to 100% of the principal amount of the Notes of the applicable series redeemed together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.

Redemption on Tax Event or Rating Event:	At any time within 90 days following the occurrence of a Tax Event with respect to a series of Notes, RCI may, at its option, redeem all (but not less than all) of the Notes of such series at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption. At any time within 90 days following the occurrence of a Rating Event, RCI may, at its option, redeem all (but not less than all) of the Notes of any series at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.

CUSIP / ISIN:	NC5 Notes: 775109 DG3 / US775109DG30 NC10 Notes: 775109 DH1 / US775109DH13

Denomination:	The Notes will be issued in minimum denominations of US$2,000 and integral multiples of US$1,000 above that amount.

Joint Book-Running Managers:

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

BofA Securities, Inc.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

TD Securities (USA) LLC

Co-Managers:	ATB Securities Inc. BMO Capital Markets Corp. National Bank of Canada Financial Inc. SMBC Nikko Securities America, Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc.

* *  *

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Changes to the Preliminary Prospectus Supplement

On February 10, 2025, RCI priced a Canadian offering of C$1,000,000,000 aggregate principal amount of 5.625% Fixed-to-Fixed Rate Subordinated Notes due 2055 (the “Canadian Notes”). The Canadian Notes will be new unsecured, subordinated obligations of RCI and will constitute the Concurrent Debt Financing described under the heading “Summary—Recent Developments—Concurrent Debt Financing” and elsewhere in the Preliminary Prospectus Supplement. The Canadian Notes are being offered exclusively to persons in the provinces of Canada on a private placement basis in reliance upon exemptions from the prospectus requirements under applicable securities laws in each of the provinces of Canada. The offering of the Canadian Notes is not being made in the United States. Conforming changes are deemed to be made throughout the Preliminary Prospectus Supplement to reflect the offering of the Canadian Notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC. toll-free at 1-212-834-4533 (COLLECT), RBC Capital Markets, LLC toll-free at 1-866-375-6829, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.